Exhibit 99.1

For Immediate Release
date: Oct. 27, 2005

contact:

Martha Monfried
Director - Public Affairs
908 289 5000 x 5521 (office)
973 885 7508 (cell)
mmonfrie@aglresources.com

Nick Gold
Director, Media Relations
404 584 3457 (office)
404 275 9501 (cell)
ngold@aglresources.com

AGL RESOURCES SEEKING CUSTOMER INTEREST IN PROJECT TO EXPAND JEFFERSON ISLAND
STORAGE & HUB FACILITY
TWO NEW SALT CAVERNS COULD ALMOST TRIPLE CAPACITY

ATLANTA - (Business Wire) - Oct. 27, 2005 - Atlanta-based AGL Resources (NYSE:ATG) today announced that it is soliciting customer interest in a project that has the potential to almost triple the natural gas storage capacity at its Pivotal Energy Development (Pivotal) Jefferson Island Storage & Hub (JISH), a salt cavern storage facility in Louisiana, by developing up to two additional caverns at the facility. The two new salt caverns, each with a working gas capacity of 6,270 million decatherms (MDth), would increase the current capacity at JISH from 7,211 (MDth) to 19,751 MDth in 2010.

“Since acquiring JISH last year, AGL Resources has upgraded the facility with the plan to increase our storage capacity there,” said Dana Grams, senior vice president of Business Development at Pivotal, the AGL Resources’ business unit that manages JISH. “Hurricanes Katrina and Rita reinforced the need for additional natural gas storage capacity nationwide and spurred us to step up our plans to expand JISH.

“The expansion project is designed to meet the growing market demand for high deliverability storage,” added Grams. “With direct access to the Henry Hub, JISH is strategically located to store and deliver Gulf Coast and emerging LNG (liquefied natural gas) supplies. We want to move forward now to serve customer needs well into the next decade.”

The expansion project calls for adding a third and fourth cavern to the two existing salt caverns at JISH. Preliminary plans call for completing the third cavern by mid-2008 and the fourth cavern by mid-2010. The project also would increase the capacity of the header system and add new interconnections to more pipelines.

“When the full scope of the expansion is complete in 2010, JISH will have approximately 2,800 MDth a day (MDth/d) of receipt and delivery capability,” said Grams. “We’re already in discussions to add interconnections to Southern Natural, Trunkline and Bridgeline. We are now seeking customer interest in the additional storage capacity.”

AGL Resources is soliciting non-binding, indicative bids from customers for the expanded capacity. Based upon the response, the company will move forward and start work on the project in January 2006 to meet the described timeline. Final construction plans and cost estimates will be nailed down after the bid process is complete.

The only storage facility with direct access to the Henry Hub via Sabine Pipeline, the JISH header system currently interconnects with seven other pipelines. These include Crosstex (Louisiana Intrastate Gas), Texas Gas Transmission, Columbia Gulf Transmission, Sea Robin Pipeline, Tennessee Gas Pipeline, Gulf South Pipeline and NGPL (Natural Gas Pipeline of America).

Located near the Henry Hub at Erath, Louisiana in Vermillion and Iberia Parishes, JISH is a high-deliverability storage facility capable of multiple inventory cycles per year. The facility consists of two salt dome gas storage caverns with 10,000 MDth total capacity, and about 7,211 MDth of working gas capacity.

An 8,000 horsepower (HP) expansion of compression capacity at JISH is scheduled to be operational next month. JISH will then have a total of approximately 20,000 HP, and an increase in injection capabilities from 240 MDth/d to 360 MDth/d.

AGL Resources acquired JISH on Oct. 1, 2004. JISH is currently fully subscribed, with 17 customers utilizing firm, interruptible, wheeling, as well as park and loan services.

Last week, on Oct. 18, AGL Resources announced that it is soliciting bids for firm and interruptible natural gas storage services that will be available in early 2006 at JISH. Due to expiring contracts, JISH will have 300 MDth of storage capacity available beginning Jan. 1, 2006, and another 1,100 MDth available beginning April 1, 2006.

Those interested in the expansion project or storage services available next year should contact Rob deCardenas at 832-397-3881 or rdecarde@aglresources.com for additional information.

About AGL Resources
AGL Resources (NYSE: ATG), an Atlanta-based energy services holding company, serves 2.3 million customers in six states through its utility subsidiaries - Atlanta Gas Light, Elizabethtown Gas in New Jersey, Virginia Natural Gas, Florida City Gas, Chattanooga Gas, and Elkton Gas in Maryland. A Fortune 1000 company that ranks number 46 in the Fortune gas and electric utilities sector, AGL Resources reported 2004 revenue of $1.8 billion and net income of $153 million. The company also owns Houston-based Sequent Energy Management, an asset manager serving natural gas wholesale customers throughout the East and Midwest.  As a 70 percent owner in the SouthStar partnership, AGL Resources markets natural gas to consumers in Georgia under the Georgia Natural Gas brand.  AGL Networks, the company's telecommunications subsidiary, owns and operates fiber optic networks in Atlanta and Phoenix.  The company also owns and operates Jefferson Island Storage & Hub, a high-deliverability natural gas storage facility near the Henry Hub in Louisiana.  For more information, visit www.aglresources.com.

Forward-Looking Statements
Certain expectations and projections regarding our future performance referenced in this press release are forward-looking statements. Forward-looking statements involve matters that are not historical facts and because these statements involve anticipated events or conditions, forward-looking statements often include words such as "anticipate," "assume," "can," "could," "estimate," "expect," "forecast," “future,” "indicate," "intend," "may," "plan," "predict," "project,” "seek," "should," "target," "will," "would," or similar expressions. Our expectations are not guarantees and are based on currently available competitive, financial and economic data along with our operating plans. While we believe our expectations are reasonable in view of the currently available information, our expectations are subject to future events, risks and uncertainties, and there are several factors - many beyond our control - that could cause results to differ significantly from our expectations. Such events, risks and uncertainties include, but are not limited to, changes in price, supply and demand for natural gas and related products, impact of changes in state and federal legislation and regulation, actions taken by government agencies on rates and other matters, concentration of credit risk, utility and energy industry consolidation, impact of acquisitions and divestitures, direct or indirect effects on AGL Resources' business, financial condition or liquidity resulting from a change in our credit ratings or the credit ratings of our counterparties or competitors, interest rate fluctuations, financial market conditions and general economic conditions, uncertainties about environmental issues and the related impact of such issues, impacts of changes in weather upon the temperature-sensitive portions of the business, impacts of natural disasters such as hurricanes upon the supply and price of natural gas, acts of war or terrorism, and other factors which are listed in greater detail in our filings with the Securities and Exchange Commission, which we incorporate by reference in this press release. Forward-looking statements are only as of the date they are made, and we do not undertake any obligation to update these statements to reflect subsequent changes.